FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2006

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street

Braamfontein

Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s announcement regarding the dealing in securities by a director of Sappi Limited, Mr. Eugene van As, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited
(Registration number 1936/008963/06)
(Incorporated in the Republic of South Africa)
Share code: SAP ISIN: ZAE000006284)
(“Sappi” or the “Company”)

DEALING IN SECURITIES BY DIRECTORS OF LISTED COMPANIES

Following the resignation of Mr J C A Leslie as chief executive officer of Sappi Limited in March 2006, the Sappi board requested the chairman, Mr Eugene van As, to assume executive responsibility for the group until a new chief executive officer was appointed, and to oversee an orderly hand-over of responsibilities to the new chief executive officer.

The process to find a new chief executive officer continues. However, Mr van As has until now received compensation only for his services as chairman and not any remuneration for his additional responsibilities.

Mr van As has informed the board that certain trusts and funds, of which he is one of the beneficiaries and which hold Sappi shares, need to re-arrange their portfolios, and intend to dispose of approximately 350 000 Sappi shares in the near future. A specific SENS announcement will be prepared for release as and when any such disposals are made.

With regards to Mr van As’ remuneration for his additional executive responsibilities, he has agreed with the board to be remunerated in Sappi shares, not in cash. The board has decided to compensate him for these services until the appointment of, and orderly hand-over to, a new chief executive officer by procuring the delivery to Mr van As of
100 000 Sappi shares to be purchased in the open market in two tranches of 50 000 each on 29 September 2006 and 30 March 2007 respectively, subject to the restriction regarding Mr van As’ trading of such shares as set out below.

In terms of paragraph 3.63 of the Listings Requirements of the JSE Limited, we hereby provide the following information regarding dealing in securities of Sappi by a director of Sappi. The dealing for which clearance was received in terms of Listings Requirements 3.74 is as follows:

Director’s Name	:	Eugene van As
Company (subsidiary)	:	Sappi Limited
Date of transaction	:	29 September 2006 and 30 March 2007

Nature of transaction	:
Delivery of Sappi shares to Mr van As as compensation for his executive services on condition that Mr van As shall not be entitled to trade such shares until a new chief executive officer has been appointed

Number of shares to be acquired	:	50 000 shares on 29 September 2006 and a further 50 000 shares on 30 March 2007
Purchase Price	:	Price at opening of trading on JSE on 29 September 2006 and 30 March 2007 respectively

Class of security	:	Ordinary shares

Extent of interest	:	Direct beneficial

Clearance to deal in terms of Listings Requirements 3.66: Yes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2006

SAPPI LIMITED,
by
/s/ D.J. O'Connor
Name: D.J. O’Connor Title: Group Secretary